UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                                                                              :
                                        In the Matter of                              :
                                                                                              :                     CERTIFICATE PURSUANT
                            ENTERGY MISSISSIPPI, INC.               :                                             TO
                                                                                              :                                         RULE 24
                                    File No. 70-10157                             :
                                                                                              :
                (Public Utility Holding Company Act of 1935)         :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Mississippi, Inc. (the "Company") in its Application-Declaration on Form U-1, as amended, in the above file (the "Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 29, 2003 (Release No. 35-27787).

On January 20, 2006, the Company issued and sold, by negotiated public offering, severally to the underwriters set forth in Schedule I attached to the Amended and Restated Underwriting Agreement dated January 19, 2006 (the "Underwriting Agreement"), among Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets, a division of McDonald Investments Inc., as Representatives of the several underwriters listed therein, and the Company, an aggregate of $100,000,000 aggregate principal amount of First Mortgage Bonds, 5.92% Series due February 1, 2016 (the "Bonds"), issued pursuant to the Twenty-fifth Supplemental Indenture dated as of January 1, 2006 (the "Supplemental Indenture"), between the Company and The Bank of New York and Stephen J. Giurlando, as Trustees, under the Company's Mortgage and Deed of Trust, as supplemented, which Supplemental Indenture established the terms of the Bonds.

Attached hereto and incorporated by reference are:

Exhibit A-3(d) - Conformed copy of the Supplemental Indenture, including form of the Bonds.

Exhibit B-1(c) - Conformed copy of the Underwriting Agreement.

Exhibit C-1(a) - Copy of the Prospectus used in connection with the sale of the Bonds (previously filed in Registration No. 333-110675 and incorporated herein by reference).

Exhibit F-1(c) - Post-effective opinion of Wise Carter Child & Caraway, Professional Association, counsel for the Company.

Exhibit F-2(c) - Post-effective opinion of Thelen Reid & Priest LLP, counsel for the Company.

IN WITNESS WHEREOF, Entergy Mississippi, Inc. has caused this certificate to be executed this 27th day of January, 2006.

ENTERGY MISSISSIPPI, INC.
By:	/s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer